UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42949

APEX CRITICAL METALS CORP.

(Translation of registrant’s name into English)

Suite 400 - 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 contained in this Form 6-K is hereby incorporated by reference into the registrant’s registration statement on Form F-10 (File No. 333-298319), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by the registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SUBMITTED HEREWITH

Exhibit
99.1	Press release of Apex Critical Metals Corp. dated October 27, 2026, titled “Apex Announces Closing of Over-Allotment Option”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APEX CRITICAL METALS CORP.

/s/ Nathan Steinke
Nathan Steinke, Chief Financial Officer
Date:	October 27, 2026